

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

Via E-Mail
Stephen Miller
Chief Executive Officer
Eclipse Identity Recognition Corporation
15732 Los Gatos Blvd. pmb 525
Los Gatos, CA 95032

> Re: **Eclipse Identity Recognition Corporation**
> **Current Report on Form 8-K**
> **Filed April 9, 2013**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed July 5, 2013**
> **File No. 333-175792**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 3

1. We note your revision on page 37 in response to prior comment 5; however, your disclosure on this page still indicates that you are authorized to issue 75 billion shares. Please reconcile this with the number on Exhibit 3.2.

Business Overview, page 5

2. We note your revisions on page 5 in response to prior comment 2. Please clarify how providing a "limited number of systems" constitutes market acceptance and how your application generator permits "rapid development" of new products and an ability to meet specialized customer demands. Also explain your reference in the penultimate paragraph on this page to your selling of multiple systems and completion of multiple customer trials given your disclosure on page F-7 that the portion of your revenues

recognized relating to product sales originated from a single preliminary deployment of your software.

Intellectual Property, page 12

3.   We note your revisions in response to prior comment 7; however, it remains unclear what exact intellectual property rights you acquired. Please revise to clarify.

Government Regulation, page 12

4.   Please expand your response to prior comment 8 to clarify the regulatory approvals required for your planned products and whether you obtained such approvals for any products you have already developed and deployed.

If we do not file . . ., page 20

5.   Please expand your revisions in response to prior comment 9 to clarify the references to "this offering" and "this registration statement." Please also clarify whether you intend to register under Exchange Act Section 12 regardless of whether you offer and sell your securities under the Securities Act.

Cash Requirements, page 21

6.   We note your response to prior comments 10 and 11. Please disclose the nature of the consulting agreements pursuant to which the consulting fees for research and development disclosed here were incurred and reconcile with your earlier disclosure that all research and development expenses equate to accrued salaries. Please also reconcile the "nominal engineering efforts" mentioned on page 5 with the engineering fees mentioned here.

Executive Compensation, page 31

7.   Although you state in your response to prior comment 15 that you have "revised the document to address issues related to the accrued salaries," it continues to be unclear from your disclosure what is the nature and effect of the "prefunding" plan mentioned in your document. Please revise, and ensure your revisions address the matters referenced in prior comment 15.

Statements of Stockholders' Equity, page F-5

8.   Please refer to our prior comment 21. We do not see how the issuances of common shares in the Statements of Stockholders' Equity agree with your disclosures in Note 4. Please revise the disclosures in Note 4 to discuss each of the issuances of shares in your

Statements of Stockholders' Equity, including the date issued, the valuation of the shares and how the valuation was determined.

Deferred Offering Costs, page F-8

9.   Please refer to our prior comment 23. Please tell us when you entered into the agreement with the consultant and clarify why you believe these amounts should continue to be recorded as an asset.

Note (4) Common Stock, page F-10

10.   Please refer to our prior comment 24. Please tell us if the shares were issued on January 6, 2011. Also, explain your accounting for these transactions on the date issued, the date of vesting, and on December 31, 2012 when vesting was accelerated.

11.   Please refer to our prior comment 25. Please explain the change in disclosure to employees from potential employees and clarify whether the shares were issued to employees. Please tell us how you accounted for these shares at the date of issuance, when the shares vested and upon acceleration of the vesting schedule.

12.   Please refer to our prior comment 26. We see from your response that this was to correct an error. Please explain the nature of the error and clarify the reason that there was no accounting for the issuances of shares. Please explain how you considered whether the issuances should be recorded as compensation. Please tell us your consideration of FASB ASC 718-10-15-4.

13.   Please refer to our prior comment 27. We do not see where you disclose how you accounted for the acceleration of vesting of all authorized but unissued shares of unregistered common stock on December 31, 2012. Please clarify if you recognized all remaining compensation expense at the date vesting was accelerated.

Note (5) Prefunding Payroll Accrual, page F-11

14.   We note from your disclosure that the compensation offered to certain individuals during the prefunding period is a combination of stock issuances and deferred salary. Please explain to us how you have valued and accounted for the stock issuances. Please also tell us where these stock issuances are disclosed in the footnotes to your financial statements.

Note (12) Restated Financial Statements, page F-14

15.   We note your disclosure that the cumulative from inception column in the statement of operations was restated to correct a mathematical error. The cumulative loss from operations and net loss were originally presented as $1,328,706 and the revised cumulative loss from operations and net loss is ($1,316,706). Please describe to us and

quantify each error and provide all of the disclosures required by FASB ASC 250-10-50-7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): William L. Macdonald, Esq.